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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of, October 2007

Commission File Number 000-52299

Northern Peru Copper Corp.
(Translation of registrant's name into English)

Suite 1550, 625 Howe Street, Vancouver, British Columbia, Canada V6C 2T6
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F  ☐        Form 40-F  ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibits
99.1	Management Proxy and Information Circular dated October 5, 2007.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN PERU COPPER CORP. (Registrant)
Date:	October 5, 2007	By:	/s/ Marshall Koval
Name: Marshall Koval Title: President and Chief Executive Officer

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DOCUMENTS INCLUDED AS PART OF THIS REPORT
SIGNATURES